SEC FILE NUMBER: 811-21067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|_| Form 10-Q
|_| Form 10-D
|X| Form N-SAR
|_| Form N-CSR

For Period Ended: March 31, 2007

|_| Transition Report on Form 10-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:  ______________



PART I - REGISTRANT INFORMATION

Torrey International Strategy Partners, LLC
Full Name of Registrant

505 Park Avenue, 5th Floor, New York, NY 10022
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

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PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[   ]	(a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report,
transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

[   ]	(c) The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable, without unreasonable effort and expense, to file its Annual Report on Form N-SAR for fiscal year 2007 on May 30, 2007, because the Registrant was unable to provide certain information requested by its independent registered public accountants, KPMG LLP prior to the filing date. As a result, KPMG LLP requires additional time to complete certain procedures required for the issuance of its report for the Registrant's Annual Report. The Registrant will file its Annual Report on Form N-SAR as soon as possible, but in no event later than 15 calendar days from May 30, 2007.

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PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard F. Pitonzo, (212) 644-7800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X|      Yes           |__|      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|__|      Yes           |X|      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Torrey International Strategy Partners, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2007

By:  /s/ James A. Torrey
Name: James A. Torrey
Title: Board of Managers

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